McDermott Will & Emery LLP
28 State Street
Boston, Massachusetts 02109-1775
Office: 617/535-4034
Facsimile: 617/535-3800

                                                                                                                     January 10, 2011

VIA EDGAR

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-0405

Re:   Comment Letter Dated
         January 6, 2011 Regarding
         Barnes Group Inc.
         Form 10-K for the fiscal year ended December 31, 2009
         Form 10-Q for the period ended September 30, 2010
               File No. 1-4801

Dear Mr. Decker:

This to confirm on behalf of Barnes Group Inc. (the "Company") that the Company intends to respond to the comment letter by response letter filed on EDGAR as soon as practicable and not later than January 28, 2011, as discussed with your colleague Nudrat Salik in a telephone conversation today.

Very truly yours,

/s/ David A. Cifrino, P.C.

cc:              Nudrat Salik, SEC
           Marian Acker, Barnes Group Inc.
     Claudia S. Toussaint, Barnes Group Inc.